Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rotor Acquisition Corp.

Commission File No. 001-39897

Portions of the following memoranda were shared with employees, certain former employees and other existing investors of Sarcos Corp. (“Sarcos”) on or after April 12, 2021.

Transaction Questions

1.	What did you announce?

On April 5, 2021, Sarcos and Rotor Acquisition Corp., a special purpose acquisition company (or a “SPAC”), entered into a merger agreement. Specifically, we signed an agreement with Rotor, but the transactions contained in that agreement will not be complete until the deal “closes,” which is a likely—but not a guaranteed—outcome.

Once the deal closes, Sarcos and Rotor will be a combined public company (“STRC”), with the name Sarcos Technologies and Robotics Corporation and continuing with Sarcos’ brand, team, company values, and mission. We expect that Sarcos’ stock will become publicly traded under STRC on Nasdaq. As a result of this deal, Sarcos will have more capital to facilitate our product commercialization and invest in our growth and expansion.

2.	Who is Rotor Acquisition Corp.?

Rotor Acquisition Corp (“Rotor”) is a special purpose acquisition company (SPAC), the founders and management of which have approximately 100 years of combined experience in investing and managing capital across markets and industries, structuring transactions, and building businesses. A SPAC isn’t an operating company, but rather an entity designed to take organizations public without going through the traditional IPO process. These publicly traded corporations combine with other companies, which then also become part of the public company. SPACs are becoming increasingly common as an efficient path to raising capital and going public, rather than a traditional IPO or a direct listing.

3.	What happens next?

Sarcos and Rotor will continue the process toward closing the transaction. This includes navigating review processes with government agencies like the SEC, obtaining shareholder approvals, as well as satisfying certain other conditions set forth in the agreement with Rotor. Once Rotor has filed a definitive proxy statement with the SEC (the “Proxy”), we have completed certain administrative and corporate governance actions, and the other conditions set forth in the agreement with Rotor have been met, we’ll be ready for the deal to close. As stated in our press release, we are planning for the deal to close in third quarter 2021.

4.	Is this announcement good news for employees and shareholders?

We’re excited and we hope you are too! The proposed transaction ascribes an enterprise value to the post-closing combined company of approximately $1.3 billion. In consideration of the merger, holders of Sarcos’ equity (including shares of common stock, preferred stock, restricted stock awards, options, restricted stock units (“RSUs”) and warrants) will receive 120,000,000 shares of common stock of the combined company (or equivalent options, RSUs or warrants) in the aggregate, with an implied value of $1,200,000,000 (based on the $10 price per share in Rotor’s IPO) in the aggregate, plus, if a pre-closing financing is consummated by Sarcos prior to the closing, an additional amount of shares of the combined company common stock based on the amount of gross equity proceeds received by Sarcos from such pre-Closing financing (if any), not to exceed an additional 5,000,000 shares of the combined company common stock in the aggregate (the “Closing Merger Consideration”). Based on Sarcos’ current fully-diluted capitalization, this reflects an approximate 5.19:1 exchange ratio for existing Sarcos shareholders, option holders and RSU holders in Closing Merger Consideration and will result in an approximate percentage ownership by Sarcos’ shareholders of 68% of the combined company (assuming no pre-closing financing). Note that the exchange ratio is subject to change between now and the closing, including in connection with any additional equity award grants.

In addition, holders of Sarcos outstanding capital stock at the time of the closing (including any capital stock subject to restricted stock awards) will be entitled to a potential earnout of an additional $281 million in common stock (based on the $10 price per share in Rotor’s IPO) of the combined company based on the future share trading price of the combined company (the “Earnout Consideration”). The Earnout Consideration will become payable as follows: (a) 14,062,500 shares of common stock of STRC if the closing share price of a share of common stock of STRC is equal to or exceeds $15.00 for 20 trading days in any 30 consecutive trading day period at any time during the period beginning on the first anniversary of the closing and ending on the fourth anniversary of the closing, and (b) 14,062,500 shares of common stock of STRC if the closing share price of a share of common stock of STRC is equal to or exceeds $20.00 for 20 trading days in any 30 consecutive trading day period at any time during the period beginning on the first anniversary of the closing and ending on the fifth anniversary of the closing. If the earnout targets are met and based on Sarcos’ current outstanding capital stock (assuming no pre-closing financing, no option exercises, and no RSU vesting), Sarcos’ shareholders may receive up to an additional approximately 1.3 shares of common stock in the combined company per Sarcos share.

If and when closed, this deal will also result in up to $496 million in cash on the combined company balance sheet, before expenses and assuming no Rotor shareholder redemptions, to fund commercialization of our core products, growth initiatives and enhance shareholder value. In addition, it may also provide employees and shareholders with the option for liquidity. However, it is important to know that there is still a chance the deal does not close. That would be less-good news, but this announcement would still signal that Sarcos is a growing business that has drawn significant public market attention.

5.	Why is Sarcos looking to go public now?

Becoming a public company, or “going public”, is one way companies fund future growth. In Sarcos’ case, we have a strong foundation and a clear road map to launch our next-generation highly dexterous mobile industrial robotic systems. As we look ahead to commercialization and growth, going public will accelerate our access to resources that will facilitate our broad product launch and enable us to execute bolt-on acquisitions to fortify our platform and enhance our capabilities.

6.	Why do a SPAC deal and not a “traditional” IPO?

Our board of directors considered a number of different strategic alternatives for Sarcos and determined that this business combination with Rotor was in the best interests of Sarcos and its shareholders. Our board of directors believes that a SPAC deal has several key advantages for Sarcos over a traditional IPO:

●	It’s efficient and could accelerate the go-public process by weeks or months versus a traditional IPO.

●	The SPAC process can allow for more engagement with the institutional investors that focus on public companies.

●	We believe that in today’s market, the cost of capital for Sarcos can be equivalent or even lower in a SPAC deal than a traditional IPO.

●	Unlike traditional IPOs, SPAC deals involve a predetermined transaction value, which provides for greater certainty regarding Sarcos’ entry into the public market.

7.	How is Sarcos planning on investing the incremental capital from this event?

Upon completion of the transaction, Sarcos expects to have up to $496 million in cash, before expenses and assuming no Rotor shareholder redemptions, to fund commercialization of our core products, growth initiatives and enhance shareholder value, including:

●	Completing the commercialization and launch of our Guardian XO and XT products;

●	Ramping up production to drive scale and growth;

●	Increasing our capabilities through bolt-on acquisitions; and

●	Developing our AI platform to enhance the value proposition of our core products.

8.	How should I interpret the changing stock price of Rotor between now and the close?

Public stock markets can be volatile, and we encourage you to avoid the temptation to overinterpret noisy data. However, prior to the close of this transaction, which is currently expected in the third quarter of 2021, fluctuations in the stock price of Rotor will not impact the number of shares of the Closing Merger Consideration that Sarcos shareholders will receive in the deal, or related equity conversions. After the closing of the transaction, the achievement of the Earnout Consideration will be tied to the future share trading price of the combined company, as further described below.

Equity Questions

9.	How does this deal impact my equity interests in Sarcos?

There’s a lot of information below, so please read carefully and know that we’ll be holding a series of meetings for employees and training sessions soon to discuss your choices and answer your questions and additional information will be available in the proxy statement once it is filed with the SEC.

Holders of Sarcos’ equity (including shares of common stock, preferred stock, restricted stock awards, options, restricted stock units and warrants) will receive 120,000,000 shares of common stock of STRC (or equivalent options, RSUs or warrants) in the aggregate, plus, if a pre-closing financing is consummated by Sarcos prior to the closing, an additional amount of STRC common stock based on the amount of gross equity proceeds received by Sarcos from such pre-Closing financing (if any), not to exceed an additional 5,000,000 shares of STRC common stock in the aggregate. Based on Sarcos’ current fully-diluted capitalization, this reflects an approximate 5.19:1 exchange ratio for existing Sarcos shareholders, option holders, and RSU holders in Closing Merger Consideration.

What if I have shares of Sarcos stock?

If you have shares of Sarcos stock of any class, including common or preferred shares and including as a result of exercise of vested options, upon the closing of the transaction you will receive shares of STRC common stock.

What is the “Earnout”?

The Earnout provides an opportunity for everyone who holds Sarcos stock immediately before the closing to receive additional shares of STRC common stock in the future (or “earnout shares”), if STRC’s closing price over 20 out of 30 trading days hits certain targets on the public market starting on the first anniversary of the closing date.

Specifically:

● First Level Trading Price Threshold: if, at any time during the period beginning on the first anniversary of the closing and ending on the fourth anniversary of the closing, the closing price of a share of STRC’s common stock is equal to or exceeds $15.00 for 20 trading days out of any 30 consecutive trading day period then holders of Sarcos stock immediately before the closing will receive an aggregate amount of 14,062,500 earnout shares.

● Second Trading Price Threshold: if, at any time during the period beginning on the first anniversary of the closing and ending on the fifth anniversary of the closing, the closing price of a share of STRC’s common stock is equal to or exceeds $20.00 for 20 trading days out of any 30 consecutive trading day period then holders of Sarcos stock immediately before the closing will receive an aggregate amount of 14,062,500 earnout shares.

The amount of earnout shares you’ll receive if the above targets are hit will be calculated based on how many Sarcos shares you held as of the closing of the transaction proportionate to other shareholders. Said another way, the Earnout Consideration you’ll receive will not be determined based on how many shares of STRC common stock you hold, if any, on the date a target is hit. If a target is hit and you’re eligible to receive earnout shares because you held Sarcos shares at the time of the closing of the merger with Rotor, you will not need to take any action; your earnout shares will be automatically issued in your name.

What if I have vested Sarcos stock options?

If you have vested Sarcos stock options, you have a decision to make: you can choose (i) to exercise some or all of those vested options and receive shares of Sarcos common stock, or (ii) not to exercise your vested options, in which case those options will become vested options to purchase shares of STRC common stock on the closing.

● If you choose to exercise any of your vested stock options, you will receive the equivalent number of shares of Sarcos common stock, and upon the closing of the transaction you will receive shares of STRC common stock determined using the exchange ratio. You will also be eligible to participate in any Earnout Consideration as a holder of outstanding Sarcos common stock at the time of the closing of the transaction. To exercise your vested stock options, you must log on to Carta and complete the steps necessary to exercise, including paying the exercise price and any applicable tax withholding. See Q&A 10 below for more details regarding option exercises.

● If you choose NOT to exercise any of your vested stock options, those unexercised vested options automatically will convert into vested options to purchase shares of STRC common stock upon closing on the same terms and conditions consistent with the 2015 Equity Incentive Plan and your award agreement (including with respect to vesting and exercisability) as the Sarcos options from which they are being converted, except that the “Exchange Ratio” will be applied to make equitable adjustments to the number of shares and per share exercise price to reflect that your award will be a STRC option. You will NOT be eligible to participate in any Earnout Consideration with respect to your unexercised options at the time of the closing of the transaction since the Earnout Consideration (if the targets are achieved) is only payable to holders of Sarcos shares at the time of the closing of the transaction.

● While we are not able to calculate the final Exchange Ratio yet, it will be based on the number of shares of STRC stock that Sarcos shareholders will receive in the company. Accordingly, at the closing of the transaction, each vested and unexercised option to purchase Sarcos common stock will be adjusted as follows:

●	The number of shares of STRC stock will equal the product of: (x) the number of shares of Sarcos common stock underlying such vested option immediately before the closing multiplied by (y) the Exchange Ratio, with such product rounded down to the nearest whole share; and

●	The per share exercise price will equal the quotient of: (x) the per share exercise price of such vested option immediately before the closing divided by (y) the Exchange Ratio, with such quotient rounded up to the nearest whole cent.

What if I have unvested stock options?

If you will have unvested Sarcos stock options as of the closing of the deal, you don’t need to take any action with respect to those unvested options. All of your unvested options will be automatically converted into unvested options to purchase shares of STRC common stock upon closing on the same terms and conditions consistent with the 2015 Equity Incentive Plan and your award agreement (including with respect to vesting and exercisability) as the Sarcos options from which they are being converted, except that the “Exchange Ratio” will be applied to make equitable adjustments to the number of shares and per share exercise price to reflect that your award will be a STRC option. Accordingly, at the closing of the transaction, each unvested and unexercised option to purchase Sarcos common stock will be adjusted as follows:

●	The number of shares of STRC stock will equal the product of: (x) the number of shares of Sarcos common stock underlying such unvested option immediately before the closing multiplied by (y) the Exchange Ratio, with such product rounded down to the nearest whole share.

●	The per share exercise price will equal the quotient of: (x) the per share exercise price of such unvested option immediately before the closing divided by (y) the Exchange Ratio, with such quotient rounded up to the nearest whole cent.

10.	Can I exercise my stock options now?

Option exercises are temporarily suspended until we obtain a new independent valuation of our common stock. We expect to obtain that within the next few weeks. Once we do, you will have the opportunity to exercise your options, to the extent vested, in accordance with the terms and conditions of your option awards, including by delivering an exercise notice and the specific form of payment of the exercise price required (including tax withholding payment, if applicable).

As a reminder, anyone who is a holder of Sarcos common stock at closing will be subject to  lockup periods as follows:

●	twenty percent (20%) of the STRC common stock may be transferred beginning at the earlier to occur of

►	the close of business on the 120th day after the closing, provided that the average closing price of the common stock exceeds $13.00 for 20 trading days in any 30 consecutive trading day period prior to the transfer;

►	the close of business on the 180th day after the closing; and

●	eighty percent (80%) of the STRC common stock may be transferred beginning upon the earlier to occur of

►	(x) such time as STRC or any of its subsidiaries have delivered to one or more customers at least 20 Guardian® XO® and/or Guardian® XT-DX commercial units, but in no event prior to the close of business on the one year anniversary of the closing and

►	(y) the close of business on the two-year anniversary of the closing.

You are strongly encouraged to consult with your own tax or financial advisor prior to exercising your Sarcos vested options.

11.	What if my options are about to expire?

This transaction does not impact option expiration dates. Options typically expire 10 years after their grant date or three months after your employment ends, whichever is sooner. However, there may be exceptions based on your circumstances. Please review your option agreement(s) or the information in Carta relating to your options for up to date information on your equity holdings (including expiration date(s)). If you choose to exercise any of your vested options, Sarcos must receive your signed exercise notice and the payment for your exercise price and applicable tax withholding required prior to the option expiration date.

If you have vested options that are nearing expiration, plan ahead to ensure you are able to make a decision that is best for you. Once an option hits its expiration date, Sarcos cannot revive it.

12.	Can I buy stock in Sarcos now?

Until the transaction closes, Sarcos stock will not be publicly traded, so there will be no active market on which to buy shares of Sarcos common stock. After the transaction closes, STRC’s common stock will be publicly traded, and employees will generally be able to purchase it, outside of blackout periods and the employees not being in possession of material non-public information.

13.	Can I sell my Sarcos stock now?

No, not until after the expiration of the lockup period after Sarcos is a publicly traded company. Following the close of the transaction, STRC will be a publicly traded company, and you will be able to sell shares of STRC common stock on the public market, after the lockup period and, if you are an employee or board member, subject to any applicable blackout periods and you not being in possession of material non-public information.

14.	What is a “blackout period”?

A blackout period is a period of time during which insiders of a company (like employees and board members) may be restricted from buying or selling shares in that company. Blackout periods may be implemented for a variety of reasons.

In public companies, blackout periods are typically imposed to prevent insider trading, and so they often begin near the end of a fiscal quarter and extend until after the release of financial results because insiders are more likely to have material nonpublic information at that time. Blackout periods may also be imposed when there are developments at the company that are not ripe for public disclosure. When possible, we will advise you in advance of upcoming blackout periods and the related restrictions.

15.	What is an “open trading window”?

An open trading window is a period of time during which insiders of a public company (like employees and board members) may buy or sell shares in that company. This “window” usually opens just after a public company makes its quarterly earnings announcement. When possible, we will advise you in advance of upcoming trading windows.

16.	What is a “lockup period”?

In general, a lockup period is a period of time after a company has gone public during which certain shareholders are prohibited from selling their shares. Lockup periods are implemented to provide increased stability to a company’s entrance into the public market by preventing insiders from selling a large number of shares and driving an initial decline in the company’s stock price.

17.	Will Sarcos have a lockup period after closing?

Yes. Anyone who is a holder of Sarcos common stock at closing will be subject to lockup periods as follows:

●	twenty percent (20%) of the STRC common stock may be transferred beginning at the earlier to occur of

►	the close of business on the 120th day after the closing, provided that the average closing price of the common stock exceeds $13.00 for 20 trading days in any 30 consecutive trading day period prior to the transfer and

►	the close of business on the 180th day after the closing; and

●	the remaining eighty percent (80%) of the STRC common stock may only be transferred beginning upon the earlier to occur of

►	(x) such time as STRC or any of its subsidiaries have delivered to one or more customers at least 20 Guardian® XO® and/or Guardian® XT-DX commercial units, but in no event prior to the close of business on the one year anniversary of the closing and

►	(y) the close of business on the two year anniversary of the closing.

18.	Will I be able to “sell to cover” my STRC options after the closing of the transaction?

We expect to implement a “sell to cover” mechanism to facilitate option exercises following the closing of the transaction. A “sell to cover” transaction is also known as a “cashless exercise.” In this type of transaction, at the time of exercising your options, you would facilitate the sale of just enough of the resulting shares of STRC stock to cover the costs of your exercise (exercise price plus applicable withholding taxes).

19.	What are the tax implications of the various decisions related to this transaction?

Sarcos is not a financial or tax advisor, and so we cannot provide you with that advice. We strongly advise you to consult with your own tax advisors regarding the tax consequences of this transaction, including the consequences of exercising your options.

Employee-Specific Questions

20.	When will I learn more about all of the equity-related items above?

There’s a lot of complicated information to absorb, we know! We will plan to have All Hands company meetings to go into more detail, and share this FAQ at that meeting, once appropriate filings have been made with the SEC. We will also share this FAQ with former employees who hold unexpired options.

In the coming weeks, we will have several training sessions for employees on the transaction, its timing, and the specific decisions you may need to make.

21.	Will former employees be eligible to benefit from this event?

Yes. Former employees with unexpired stock options as well as former employees who are already Sarcos shareholders are eligible to benefit.

We will reach out directly to key members of our external community—including former employees who hold unexpired Sarcos options and to all Sarcos shareholders—at the appropriate time to provide them with important information and resources related to this deal.

22.	What is insider trading? Can I buy or sell Rotor Acquisition Corp. securities (ROT, ROT.U and ROT WS)? What can I say about this publicly?

Insider trading is the buying or selling of a publicly traded company’s securities by someone who has material nonpublic information about that stock. Material nonpublic information is any information that could substantially impact an investor’s decision to buy or sell the security that has not been made available to the public. Since Rotor will trade based on the prospects of completing the combination with us, this could include information about our financial performance, projections, vendor relationships, and product plans. All Sarcos employees likely have nonpublic information about Sarcos and Rotor. Insider trading is a crime punishable by both monetary penalties and imprisonment. Over the coming months, we will offer training and resources to help employees better understand how to avoid insider trading.

Given that you likely have nonpublic information about Rotor because of your employment with Sarcos, you should not buy or sell Rotor securities, and you should not recommend that anyone else buy or sell Rotor securities. Rotor is a public company that trades on the NYSE, and as of April 6, 2021, its securities will trade based in part on the market’s perception of Sarcos.

As a publicly traded company, STRC will be subject to regulations that may result in enhanced scrutiny of certain public communications. Though this does not necessarily impact your personal social media use, we expect employees to continue to use all social media appropriately as representatives of this company. This includes not sharing any nonpublic information about Sarcos, its performance, or this transaction with anyone outside of the company. For more information, please see Sarcos’ social media policy in our Employee Handbook.

In summary:

●	You should not buy or sell publicly traded stock when you have nonpublic information that impacts its potential value.

●	You should only share information that’s publicly available when discussing Sarcos or Rotor with non-employees. If you are uncertain whether information is publicly available, please don’t share it.

●	Please read the social media policy in our Employee Handbook for some useful reminders.

23.	How does this deal impact my job?

In short: it doesn’t! This is an exciting milestone for us and we are as focused as ever on meeting our milestones and delivery schedule. Our sights remain set on launching our commercial Guardian XO and XT products, driving growth, and achieving scale. It will require an entire team effort to make that happen.

We are counting on you to keep up the great work and continue doing what we do best: innovating, working safely and directing your unrelenting focus on groundbreaking technologies that will enable and empower the workforce of the future.

There are no plans for any layoffs or significant changes of role for Sarcos employees.

While there may be additional responsibilities for some employees related to Sarcos becoming a publicly traded company, almost all employees will continue working in their current roles.

24.	What decision authority does Rotor have to make changes to the business and team at Sarcos?

Going forward, we expect that our executive team will remain the same, and our reporting structure will not change because of this transaction. Assuming the transaction closes, the special committee of Rotor will select two members to serve on the STRC Board of Directors.

25.	Are our customers and partners aware of the change for Sarcos?

The announcement of the transaction is public information, so many of our customers and partners may be aware. We have sent an email to certain selected customers and partners.

26.	What do I do if a customer or partner contacts me?

We do not anticipate any immediate changes to our current partners, vendors, suppliers, or other service providers. Please follow our normal course of business and refer any customer or partner to their appropriate Sarcos contact. All external-facing Sarcos staff members are prepared to answer any customer or partner question.

27.	What should I do if I receive a call from the media?

If you’re contacted by a member of the media, please do not provide any information about Sarcos, Rotor or the transaction and instead direct the request to Kristi Martindale at k.martindale@sarcos.com.

28.	Will this deal cause any changes to employee compensation or performance incentives?

Our compensation philosophy is not changing at this time. Until the transaction closes it will be business as usual, including with respect to compensation and benefits. Those of you who currently have options will keep those options.

29.	What will happen to employee benefits, vacation, and health care?

There are no expected changes to our current benefits offerings or vacation policies at this time. You will remain under your current benefits structure and vacation policies.

30.	Will there be any leadership changes at Sarcos?

No.

31.	Will any of our vendors, suppliers, or other service providers change after the close of the transaction?

We do not anticipate any immediate changes to our current vendors, suppliers, or other service providers. However as we ramp up our commercialization efforts, there may be additional vendors, suppliers or other service providers with which we engage.

32.	If everything is considered publicly available information, are all of Sarcos’ meetings, emails, and interoffice communications such as Teams or Zoom part of the public record?

No. Our internal communications or private materials will not become public record by default. In the event that we become a publicly-traded company, we will disclose our financial performance and other information that is material to investors on a periodic basis, but in general our emails and interoffice communication will continue to remain confidential. You should continue to follow our existing policies on internal and external communications, and as always are expected to act courteously and professionally.

33.	I’m planning to engage a professional advisor. What information can I share with them?

You may share relevant information about this transaction, including the press release; the Form 8-K containing the merger agreement; the preliminary statement and definitive proxy statement, when filed by Rotor, and this FAQ document. You may also share information about your personal equity and financial situation with your financial, tax, or legal advisors to enable them to advise you accordingly. Before doing so, you should confirm that you have engaged them in that capacity and that proper confidentiality provisions apply.

Additional Information about the Merger and Where to Find It

These FAQs relate to the proposed merger involving Rotor and Sarcos. Rotor intends to file a proxy statement with the SEC, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement will also be sent to the stockholders of Rotor, seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Rotor and Sarcos are urged to carefully read the entire proxy statement, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Rotor with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Rotor upon written request to Rotor Acquisition Corp., The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management”, which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

These FAQs contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Rotor’s and Sarcos’ expectations or predictions of future financial or business performance or conditions, Sarcos’ product roadmap, including the expected timing of new product releases, Sarcos’ plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including Sarcos’ ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Rotor’s Form S-1 titled “Risk Factors” which was filed with the SEC on December 18, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Rotor’s or Sarcos’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Rotor nor Sarcos is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Rotor has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Rotor’s reports filed with the SEC, including Rotor’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in these FAQs, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Rotor or Sarcos are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger , failure to realize the anticipated benefits of the merger, risks related to Sarcos’ ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that Rotor or Sarcos may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by Rotor’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Rotor to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts Sarcos’ current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against Rotor, Sarcos, or any of their respective directors or officers, following the announcement of the transaction, the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Rotor filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Rotor’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in Rotor’s proxy statement, when available. Any financial projections in these FAQs are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Rotor’s and Sarcos’ control. While all projections are necessarily speculative, Rotor and Sarcos believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in these FAQs should not be regarded as an indication that Rotor and Sarcos, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

These FAQs are not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Rotor and are not intended to form the basis of an investment decision in Rotor. All subsequent written and oral forward-looking statements concerning Rotor and Sarcos, the proposed transaction or other matters and attributable to Rotor and Sarcos or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

These FAQs do not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. These FAQs also do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management”, which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.